Bloom HoldCo LLC

1000 Brickell Avenue, Suite 715

Miami, FL 33131

VIA EDGAR

October 4, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Kate Tillan, Michelle Miller, Sandra Hunter Berkheimer and David Lin

Re:	Bloom HoldCo LLC Registration Statement on Form 10-12G Filed June 5, 2023 Amendment No. 3 to Registration Statement on Form 10-12G Filed August 16, 2023 File No. 000-56556

Ladies and Gentlemen:

Set forth below are the responses of Bloom HoldCo LLC (the “Company,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by letter dated September 1, 2023, with respect to the Company’s Registration Statement on Form 10-12G, File No. 000-56556, submitted to the Commission on June 5, 2023 (the “Registration Statement”), and Amendment No. 3 to the Registration Statement, submitted to the Commission on August 16, 2023 (“Amendment No. 3”).

Concurrently with the submission of this letter, we are filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For reference purposes, the comments contained in the Staff’s letter dated September 1, 2023 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers and captions correspond to Amendment No. 4 to the Registration Statement, unless otherwise specified herein.

Amendment No. 3 to Registration Statement on Form 10-12G

General

1.	We note your response to comment 10 and your risk factor on page 29 that you may amend the uses of BLT tokens, and BLT token holders’ rights, at any time. Please revise the forefront of the document to disclose that you may amend the uses of BLT tokens, and the rights of BLT token holders, at any time without the consent of BLT token holders. Please disclose in the forefront the related risks, as well as how you will inform holders of any such changes. Please also confirm that the company understands that any such changes could have implications under the federal securities laws and that the company intends to conduct any such changes consistent with the requirements of the federal securities laws.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1 and 29 of Amendment No. 4. The Company intends to follow the requirements of the federal securities laws.

Item 1. Business

Token Sale, page 4

2.	We note your response to comment 5 and your disclosure under this heading that “[a]ny amounts to be refunded, rather than converted, will be paid in cash.” Please explain what you mean by “rather than converted” or revise to remove this phrase.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in “Item 1. Business – Token Sale” on pages 4 and 50 of Amendment No. 4.

Item 1A. Risk Factors

Our liquidity may be adversely affected by extremely volatile functions in the market price of ETH we would…, page 15

3.	We note your response to comment 9 that your applications with exchanges have been denied. Please provide us with factual support for your assertion that “due to the regulation of the digital assets industry,” you are not able to sell ETH, or otherwise convert ETH to U.S. Dollars, through public exchanges such as Coinbase, Gemini, Binance, or Kraken.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 15 of Amendment No. 4.

We could be subject to additional civil and criminal penalties and sanctions if we violate the terms of our settlement…, page 15

4.	Please revise the penultimate sentence of this risk factor to include an active hyperlink that provides direct access to the SEC Order.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in “Item 1A. Risk Factors – We could be subject to additional civil and criminal penalties and sanctions if we violate the terms of our settlement…” on page 15 of Amendment No. 4.

The BLT Terms and Conditions include terms that provide for claims against the Company to be resolved through binding arbitration…, page 30

5.	We note your response to comment 11, including your revised risk factor disclosure on page 30 that the “binding arbitration provision does not apply to...claims brought pursuant to the Securities Act or the Exchange Act, or any other claim relating to the U.S. federal securities laws.” Please further revise this risk factor to clarify that the class action waiver and jury waiver provisions also do not apply to claims brought under the Securities Act and the Exchange Act, consistent with your revised disclosure on page 55. Please also file an updated Exhibit 4.1, Terms and Conditions Relating to Token Sale.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in “Item 1A. Risk Factors – The BLT Terms and Conditions include terms that provide for claims against the Company to be resolved through binding arbitration” on page 30 of Amendment No. 4. The Company respectfully requests the Staff to confirm whether it will have additional comments regarding the Terms and Conditions. If no further comments are forthcoming, the Company will take the appropriate steps to revise the Terms and Conditions to reflect its responses to prior Staff comments, and to file an updated Terms and Conditions as Exhibit 4.1 in a future amendment to the Company’s Form 10.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-5

6.	We note your response to prior comment 13. We continue to evaluate your response.

RESPONSE: The Company respectfully acknowledges the Staff’s note.

Note 2. Token Sale Liability, page F-13

7.	Please tell us where you include the following previously requested information in the disclosures you added in response to comment 14:

●	Timeline for claims to be settled.

●	Any continuing rights of holders and/or claimants of BLT after the claim deadline.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-13 and F-28.

8.	Your response to comment 1 did not include the requested disclosure revisions to your financial statements. Please clarify your disclosure in the notes to the consolidated financial statements that, if true, while you cannot predict the ultimate settlement and or number of valid claims that will be made, excluding interest due, the token sale liability is not expected to exceed approximately $32.3 million so long as you are in compliance with the SEC Order.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-9 and F-25 of Amendment No. 4.

Note 7. Income Tax, page F-18

9.

Although your response to comment 16 referred to disclosure revisions on page 34 in MD&A, we could not find the responsive disclosure and our comment requested enhanced disclosure in the financial statements, as well as a response providing us with supplemental information. As such, we re-issue our comment as follows:

●	Given your accumulated deficit, history of operating losses, history of no recurring revenues, and limited assets, please tell us and more fully disclose and discuss how you determined it is more likely than not that you will realize net deferred tax assets as of September 30, 2022 and June 30, 2023.

●	Provide us and disclose a detailed description of the positive and negative factors you considered in assessing the realizability of deferred tax assets.

●	Tell us and disclose and discuss your reliance on each source of taxable income identified in ASC 740-10-30-18 and specifically address the following:

o	If you are relying on the recognition of future pre-tax income, tell us and disclose the amount of pre-tax income you will need to generate to fully realize deferred tax assets and the taxing jurisdiction and time period in which such pre-tax income will be required to be generated. Provide and disclose and discuss the significant assumptions underlying any future earnings projections; and

o	If you are relying on tax planning strategy, tell us and disclose the nature of the tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount each strategy covers, and any uncertainties, risks, or assumptions related to the tax planning strategies.

Refer to ASC 740-10-30-16 through 25.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and believes that it will more likely than not use the expected future tax benefit that its deferred tax asset provides. Throughout its operating history, Bloom has been largely focused on working through the challenges provided to it from its Initial Token Offering. On several occasions, conversations with potential customers were stopped when the issue of the review of the Token Offering by the Securities and Exchange Commission was discussed. Even with that barrier, Bloom was able to perform work for one very large international consulting group that paid the company $3,000,000 for its work. In reviewing the pipeline of potential customers and the size of the potential contracts, Bloom is comfortable in believing that the filing of the Form 10 and the registration of its Token with the Securities and Exchange Commission provides a foundation for customer growth beyond what it has experienced previously. Bloom has worked to reduce operating expenses of the organization to begin working toward profitability. Bloom acknowledges its history of operating losses, with the focus of the past several years on working toward a resolution of outstanding matters pending with the SEC. Once the refund process is completed, if Bloom has significant assets remaining, Bloom envisions opening up its product to paying customers, and combined with its reduced operating expenses, gives the Company an opportunity to be profitable in fairly short order. Bloom believes that its assets held after the refund process is completed, will be enough to assist with the Company growing and building a profitable revenue base. Therefore, Bloom believes it is more likely than not to use the deferred tax assets in future fiscal years.

Bloom has considered the positive and negative factors in the assessment of using the deferred tax asset.

Positive Factors are:

1.	An expectation of future profitability based on the opportunities currently showing in Bloom’s pipeline of customers.

2.	An expectation of future profitability based on the past work that Bloom performed on behalf of a large international consulting company for $3,000,000 which turned out to be a very profitable contract during that time period.

3.	Bloom has a positive opinion of the outlook of the blockchain industry. Bloom also believes that the Blockchain industry has an extremely strong economic outlook associated with it as well based on the growth of the burgeoning technology.

Negative Factors are:

1.	Historical losses - Bloom has a history of losses. Bloom has spent the majority of its operating expenses working toward solving SEC challenges posed by its Initial Token Offering. With the filing of the Form 10 and the registration of Bloom’s token, the Company believes that can turn its focus on revenue generating customers and that the history of Company’s operating losses can be reversed.

2.	Expiration Periods – Bloom’s Net Operating Losses for tax purposes will expire in the future at various time points. The uncertainty of how soon Bloom will achieve profitability is a negative factor in considering use of the Deferred Tax Asset.

3.	Contrary Evidence – Bloom’s Gross Assets on the books will be affected by the Company’s refund process. Loss of a material amount of those assets could also have an affect on Bloom’s ability to invest toward profitability.

As per ASC 740-10-30-18, the Company has reviewed the 4 possible sources of taxable income that may be available under the tax law to support the realization of its Deferred Tax Asset.

1.	The Company does not believe that it will utilize a future reversal of existing taxable temporary differences to support the Deferred Tax Asset.

2.	The Company does not believe that it will utilize taxable income in prior carry-back year(s) to support the Deferred Tax Asset.

3.	The Company does not believe that it will utilize tax planning strategies to support the Deferred Tax Asset.

4.	The Company believes that its support of the Deferred Tax Asset will be because of future taxable income that is exclusive of reversing temporary differences and carryforwards.

To fully utilize the Deferred Tax Asset, Bloom would need to recognize approximately $10 million in net income to fully realize the Deferred Tax Asset. Bloom expects to utilize future profits from its filing within the United States of America to realize the Deferred Tax Asset. Bloom expects to utilize profits over the course of the next 5-7 years to realize the Deferred Tax Asset.

The significant assumptions underlying the future earnings projections are:

●	Past successful work on a $3,000,000 contract with a major international consulting firm that was a very profitable contract for Bloom.

●	The filing of the Form 10 for Bloom and having a registered security assists with helping past problems the Company has had in reaching out to customers for contract and license work.

●	The focus of Bloom on the revenue generating operations of the Company will be enhanced with the regulatory compliance burden of the Token Offering being partially solved by the filing of the Form 10.

●	With the filing of the Form 10, the Company can move from being focused on spending its operating capital on legal and compliance defense toward investment in sales and marketing the Company’s products and services.

There can be no assurance that Bloom will actually achieve profitability. The Company has provided additional disclosure on pages 8, 9 and 33 of Amendment No. 4 in connection with the foregoing response.

* * * * *

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Samuel P. Williams at swilliams@brownrudnick.com or Hailey Lennon at hlennon@brownrudnick.com, each of Brown Rudnick, LLP.

Very truly yours,

BLOOM HOLDCO, LLC

By:	/s/ Ryan D. Faber
Name:	Ryan D. Faber
Title:	Chief Executive Officer

Enclosures

cc:	Diana J. Bushard
Steven P. Mullins
Samuel P. Williams
Hailey Lennon